Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

                    Paris, September 19, 2012

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Accounting Branch Chief

Re:	Veolia Environment
Form 20-F for the year ended December 31, 2011
Filed April 13, 2012
File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated August 27, 2012 commenting on the above-referenced filing (the “2011 Form 20-F”).  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your August 27, 2012 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Item 5. Operating Financial Review and Prospects, page 87
Critical Accounting Policy, page 92
Asset Impairment, page 92

1.
It appears to us that you should revise future filings to separately disclose and discuss how you measure and determine asset impairments for each material asset category, including goodwill, concession intangible assets, other intangible assets, property, plant and equipment, and operating financial assets. Please provide us your proposed revisions with your response.

Response:

The Company notes the staff comments and respectfully submits that the disclosure under the heading “Critical Accounting Policies – Asset Impairment” on page 92 already provides all material information with respect to the Company’s measurement and determination of asset impairments.

Veolia Environnement Siège social : 38, avenue Kléber • 75799 PARIS Cedex 16 • France tél. : +33 (0)1 71 75 00 00 • fax : +33 (0)1 71 75 10 45 www.veolia.com	Société Anonyme à Conseil d’Administration au capital de 2 610 434 245 euros 403 210 032 RCS PARIS

In the introductory paragraph, the Company discloses that it adjusts the net carrying amount of non-financial assets, other than inventory and deferred taxes, when there is an indication of loss of value.  The paragraph explains that this is determined by comparing the recoverable amount (higher of fair value less costs to sell and value in use) to the net carrying value.

This is true for all asset categories, including concession intangible assets, other intangible assets with definite lives, property, plant and equipment and operating financial assets.  The only variations among these categories relate to the fact that the net carrying value depends on the amortization method and residual life (or contract value) applicable to these assets, and that the value in use also depends on the residual life (or contract value) over which the assets are expected to produce cash flows.  The Company believes that adding this detail for each major asset category would substantially lengthen the disclosure without providing additional information that a reasonable investor would consider material.

The only asset categories for which specific disclosure is warranted are goodwill and intangible assets with indefinite lives.  The Company’s disclosure already provides significant detail with respect to these asset categories.

2.
Please tell us, and clarify in future filings, if the CGUs you specifically identify are the only CGUs whose estimated fair values are not substantially in excess of their carrying values. If not, please explain to us why you only provided specific disclosure for these CGUs. Also, please revise future filing to disclose the carrying values of the CGUs you specifically identify, including the amount of goodwill included in each such CGU.

Response:

The CGUs that are specifically identified on pages 93 and 94 of the 2011 Form 20-F are those that are sensitive to one or more of the key assumptions and that have a net carrying amount of goodwill of at least €100 million.  A CGU is considered sensitive to one or more of the key assumptions if, on the basis of testing for sensitivity to a 1% increase in discount rates and a 1% decrease in perpetual growth rates, the recoverable amounts would be lower than the net carrying amount of the CGU.

The CGUs that are sensitive to one or more of the key assumptions but that have a net carrying amount of goodwill less than €100 million are not significant and are presented in an aggregate amount in the column “Other” of the table in note 5.2 to the consolidated financial statements, appearing on page F-54 of the 2011 Form 20-F.  In future filings, the Company will include a statement to this effect and a cross-reference in its “Critical Accounting Policy” disclosure.

For the specifically identified CGUs, the excess of the recoverable amount over the net carrying amount is already disclosed on page 94. In future filings, the Company will also disclose the carrying values and amount of goodwill for each CGU as follows (to the extent material and appropriate under the relevant circumstances):

The carrying values of the CGUs specifically identified above and the amounts of goodwill included in such CGU are as follows as December 31, XX :

In millions €	CGU1	CGU2	CGU3
Carrying value of the CGU
Goodwill

3.
Please provide us additional information regarding the impact of your decision, in 2011, to not change your discount rate in European countries that were significantly affected by the severe conditions in the secondary sovereign debt market, based on your determination that the economic situation was exceptional and did not reflect the long-term time value of money in those countries. Please identify the countries.

Response:

The countries that were affected by the severe conditions in the secondary sovereign debt market in 2011, and that were referred to in the disclosure cited by the Staff, were Italy, Portugal, Spain and Ireland.

As described page 92, the impairment tests are systematically performed each year following the preparation of the Group’s long-term plan in June, a long-term plan that is approved by the Board of Directors in November of each year. As part of this process, discount rates used for the impairment tests (weighted average cost of capital) are updated each year in June. Updates were made in June 2011 compared to June 2010 for the European countries that were significantly affected by the severe conditions in the secondary sovereign debt market (evolution in risk premiums), as illustrated in the table below.

Country	Discount rate 2010	Discount rate 2011
Italy	7.3%	7.8%
Portugal	7.8%	11.0%
Spain	7.3%	8.4%
Ireland	8.0%	12.4%

As is the case every year, a review of the June 2011 discount rates was performed in the second half of 2011, to determine if it was necessary update the discount rates to perform the impairment tests. Even if Europe and particularly Italy, Spain and Portugal were severely attacked on the market, no updates were deemed necessary in light of the following:

•
The European Central  decided to buy back Italian debt on the secondary sovereign market, and therefore Italian spread and Utilities groups’ credit default swaps were not significantly affected during the second half.

•
Since May 2011 and after receiving from European Union and the International Monetary Fund $78 billion, Portugal had no need to access to the market (long term maturity), which is no longer a reference.  Therefore the Group maintained its rate.

•	Even if market tensions persisted on Spain and Ireland, the Spanish and Irish spreads at 10 years were not significantly changed during the second half.

The Company is continuing to monitor the situation in the peripheral European countries with a view to determining the appropriate adjustments, if any, to be made to the discount rates used. The Company’s determinations with respect to the 2012 fiscal year will be disclosed as appropriate and material in the 2012 annual report on Form 20-F.

Item 5. Operating Financial Review and Prospects, page 87
Contractual obligations, page 146

4.	Please explain to us, and clarify in future filings, if/how estimated interest payments are included in your table of contractual obligations.

Response:

Interest payments are included in the table of contractual obligations page 146 for the long-term debt obligations and capital lease obligations.  The second footnote below the table page 146 relate to these two items, and not to operating lease obligations (this typographical error will be corrected in future filings).

Item 8. Financial information
Veolia Eau – Compagnie Générale des Eaux – Acquiris, page 205
Berliner Wasserbetriebe A.o.R, page 206
European Commission Investigation, page 206

5.
We note your disclosures that at this point, you are unable to assess whether the outcomes of these proceedings are likely to have a material impact on your financial position, results of operations or liquidity. Please tell us, and enhance future filings, to address the following :

•	Explain the procedures you undertake to attempt to develop a range of reasonably possible losses, and;

•
Identify the specific factors that are causing your inability to provide estimates and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies; however, we assume efforts are being made to develop estimates, for purposes of disclosures, including determining what potential outcomes are reasonably possible and what the reasonably possible range of loss would be for the reasonably possible outcomes.

Response:

With respect to the procedures the Company undertakes to attempt to develop a range of reasonably possible losses and the Company’s efforts to develop estimates, the Company advises the Staff as follows:

The Company undertakes a quarterly legal proceeding reserve review process during which pending legal proceedings are analyzed, and to the extent an outflow of resources is probable and reasonably estimable, a reserve is established.  In connection with this process, in-house counsel submit quarterly reports updating the status of legal proceedings for which they are responsible to the Group’s General Secretary and Legal Department.  These reports then are reviewed with other staff at the Company. As necessary, matters are reviewed by the appropriate persons in the Group’s Legal Department and with the Company’s accounting staff to determine the sufficiency of any accrual and, for material matters, sufficiency of disclosure. It is sometimes possible to quantify the probable and reasonably estimable costs associated with defending legal matters relatively early in the course of a legal proceeding or dispute; therefore these reserves are established earlier in the process.  However, the complexity or other aspects of a material legal proceeding may preclude a reasonable determination of liability until much later in the process. When aspects of a legal proceeding become more developed, it may be possible for the Company to make these determinations.

With respect to the three proceedings indicated in the Commission’s comment, at the time of the filing of the 2011 Form 20-F, the Company was unable to assess whether such proceedings were ultimately likely to have a material impact on its financial position, results of operations or liquidity for reasons specific to each proceeding and described in further detail below.

Veolia Eau – Compagnie Générale des Eaux – Aquiris, page 205

At the time of the filing of the 2011 Form 20-F, an expert report on environmental damage caused by the disruption of the Brussels-North wastewater treatment plant from December 8 to December 19, 2009 was being prepared, and negotiations with SBGE, the grantor authority, had commenced.  While negotiations with SBGE are now at a standstill, the expert report on environmental damage was delivered on May 31, 2012.  The Company now believes that neither the environmental aspect of the proceedings nor their commercial aspects will have a material impact on its results of operations or cash flows, and it will include updated disclosure in its Form 20-F for the year ended December 31, 2012.

Berliner Wasserbetriebe A.o.R.

At the time of the filing of the 2011 Form 20-F, the Company had received a preliminary notification from the German Federal Cartel Office (“FCO”) indicating that a reduction in proceeds would be imposed, but it was unclear at that time what the scope of the reduction would be and what the procedures for implementation would be.

The FCO delivered a final decision on June 5, 2012, ordering a decrease in Berliner Wasserbetriebe’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease should be implemented no later than December 31, 2013. No specific procedures for implementing the decrease in proceeds are defined in the FCO’s final decision (i.e., no identification of the price parameters to be adjusted) and these procedures have to be defined by the Company (together the Group and the Land of Berlin). Considering the complexity of the agreements related to water pricing, the decrease in proceeds required by the final decision could be reached by different methods, resulting in different financial impacts. As a result of the delivery of this final decision and as indicated in the Company’s interim financial report furnished to the Commission on Form 6-K on August 7, 2012, a reserve was recorded with respect thereto for €16 million in the Group’s interim financial statements for the half-year ended June 30, 2012, based on the “mechanical” calculation performed by the Group. The accounting position as of June 30, 2012 has been computed on the basis of the gross price reduction to end-users for the six month period and therefore does not include any potential financial impact on the value of the operating contract or the financial asset as a whole. Updated assessment and disclosure will be included in the Form 20-F for the year ended December 31, 2012 considering all the relevant information at this date.

European Commission Investigation, page 206

The European Commission’s investigation is currently at too early a stage to assess its potential outcome.  As indicated in the European Commission’s press release announcing the investigation, the opening of proceedings means that the European Commission will treat the case as a matter of priority, but it does not prejudge the outcome of the investigation.  At this point, the Company therefore has no basis for determining a range of reasonably possible outflows of resources.  If a statement of objections is addressed to the concerned companies and/or the French Water trade association, then the Company will have access to the file and may be able to assess the probability of a fine.

Item 8. Financial information
WASCO and Aqua Alliance Inc., page 208

6.
We note that you have recorded a reserve for possible liabilities for claims that have been initiated. Please quantify your current reserve and provide us an explanation as to why you have not provided for claims that may be filed. In this regard, it appears that you may have sufficient historical evidence to assist you in determining a range of loss. Also, please tell us the gross amounts of your costs and insurance reimbursements, as well as the existence of any caps or restrictions on your insurance coverage.

Response: The Company believes that the amounts involved in these claims against it are not material and respectfully submits that disclosure of the existence and amount of a reserve for these claims could prejudice its position with respect to such claims.  Such information would be useful to the opposing party in settlement negotiations and, potentially, in formulating its litigation tactics or strategy.  Specifically, knowledge of the amount of a reserve could affect a litigation opponent’s cost-benefit calculations in relation to each step in the proceedings. Knowing that the Company considered a loss to be probable, the opponent could be more likely to continue to invest in pursuing the litigation.  Accordingly, the Company does not wish to disclose the specific amount of the reserve.  While the Company is aware that the Commission has procedures for confidential submission of sensitive information, it is also aware that the plaintiff’s bar is often able to obtain such confidential submissions through requests under the Freedom of Information Act.

In order to demonstrate to investors that the amounts at issue are not material, the Company has disclosed in its 2011 Form 20-F the average annual aggregate costs incurred by the Company with respect to these claims (net of insurance recoveries) during the five-year period ended December 31, 2011.  The Company has disclosed such amounts in its prior reports on Form 20-F since 2006.

With respect to claims that may be filed, the Company has not recorded any reserve because it does not believe that it has a sufficient historical basis to determine a range of loss with respect to such claims.  In addition, the Company’s insurance coverage of such claims is extremely complex and providing a description of the various limitations and exclusions of such coverage would require a significant amount of work, which, given the amounts at stake, does not appear to be needed for the information of investors.

Item 8. Financial Information
HarzElbeExpress Rail Accident in Germany, page 212

7.
Your disclosure indicates that the financial consequences related to this accident should be limited given your insurance policies held. Please tell us, and clarify in future filings, if the impact of this incident is expected to have a material effect on your results of operations or cash-flows. Additionally, please quantify your insurance coverage to the extent it is material to this determination.

Response: As the results of the investigation of the accident have exonerated the Company, the Company believes that this incident will not have a material effect on its results of operations or cash flows and that its insurance coverage is not material to this determination.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s Chief Financial Officer, Mr. Pierre-François Riolacci, at +33 1 71 75 01 58, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 00.

Very truly yours,

/s/ Pierre-François Riolacci____

Pierre-François Riolacci
Chief Financial Officer

cc:	Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP